Results of Shareholder Meeting

A Special Meeting of Shareholders of the Fund was held on April 10, 2014 and April 17, 2014 at the offices of U.S. Bancorp Fund Services, LLC, 615 East Michigan Avenue, Milwaukee, Wisconsin, pursuant to notice given to all shareholders of record of the Fund at the close of business on February 25, 2014. At the Special Meeting, shareholders were asked to approve the following proposals, and the tabulation of the shareholder votes rendered the following results:

Proposal

Votes For

Votes Against

Abstained
To approve a new investment advisory agreement by and between the Trust, on behalf of the Fund, and Factor Advisors, LLC

196,547.661

3,671.901

4,200.000
To approve a new sub-advisory agreement by and between Factor Advisors, LLC and Esposito Partners, LLC.

195,219.995

4,999.234

4,200.333